SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: February 12, 2008

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Exact name of registrant as specified in its charter)

Ireland

(Jurisdiction of incorporation or organization)

Trintech Group PLC

Block C

Central Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b): 82-    N/A

TRINTECH GROUP PLC

Form 6-K

On February 11th, 2008, Trintech issued the following press release:

Trintech Group Announces Agreement to Acquire Movaris, Inc.

Combination is intended to create the Premier Provider of the “Office of the CFO” Solutions

for Financial Governance, Reconciliation, Risk Management and Compliance

Dallas, Texas/Dublin, Ireland—February 11, 2008—Trintech Group Plc (NASDAQ: TTPA), a leading provider of integrated financial governance, transaction risk management, and compliance solutions, today announced the signing of a definitive agreement to acquire Movaris, Inc., a venture-backed company located in San Jose, California.

Movaris has pioneered the creation of solutions that integrate and manage the financial close and other governance, risk and compliance processes. The Movaris solution encompasses SOX Compliance, Financial Close, Account Reconciliation, GRC (Governance, Risk and Compliance) and Enterprise Risk Manager Applications. Movaris has over 80 enterprise customers that span a broad range of industries.

Movaris has led the creation of some of the most advanced and innovative solutions for the “Last Mile of Finance”, the phase of financial management prior to public disclosure where aggregated financial and operational information is turned into a set of financial statements, now widely recognized by both industry analysts and domain experts as a critical process within the finance function. In 2007, Movaris expanded upon that original vision and solution to address the emerging concept of the Risk-Optimized Enterprise with the addition of the GRC and Enterprise Risk Manager applications.

“When considering the automation and unification of critical financial processes, such as account reconciliations, SOX compliance and financial close, the whole is greater than the sum of its parts. These activities are all highly dependent on each other and, when unified, create new insights and return on investment (ROI) savings,” commented Gartner Research Vice President, John Van Decker in the November, 2007 Report Taking a Holistic Approach to the Last Mile of the Financial Close. “A consistent approach will prove to be critical to the financial governance market as it emerges during the next three to five years. The financial governance market will attempt to complete current ERP and CPM solutions by providing additional controls, automation and visibility.”

The transaction is expected to be accretive to income on an EBITDA basis (Earnings before Interest, Tax, Depreciation and Amortization) for the fiscal year ending January 31, 2009.

The consideration for the acquisition will be satisfied through the payment of $5 million cash and the issuing of 1.25 million Trintech American Depositary Shares (ADSs), or at the option of Movaris shareholders the cash equivalent value of such ADSs, plus a potential contingent payment in early 2010 based on the trading price of our ADSs prior to such date.

“The acquisition of Movaris is a key milestone in our growth strategy to be the premier provider of financial applications for governance, risk and compliance for CFOs and other senior financial professionals,” commented Cyril McGuire, Chairman and CEO of Trintech. “The combination of Trintech’s existing leadership and world class applications for transaction risk management and account reconciliations together with Movaris’ financial governance solutions for the Risk-Optimized Enterprise is intended to provide organizations with a unique and comprehensive suite of financial governance applications that address critical business objectives, deliver strong ROI and informed decision making leading to better overall business performance.”

Paul Byrne, President, added, “As more companies reassess their financial governance and performance management initiatives in order to compete and grow, we believe the merging of the Trintech and Movaris product sets and resources is a critical step in helping businesses achieve that goal. Our strategic and competitive positioning is much stronger and we will be a single source of GRC solutions for the CFO and other senior financial professionals in any enterprise. This acquisition is an exciting opportunity for us to provide more value to our existing 500+ customers as well as reach out to an emerging and fast growing market for financial governance solutions targeted at the office of the CFO.”

“We have admired Trintech’s market leadership position for some time and are very excited to join Trintech’s world-class team at this critical stage of the financial governance market’s growth,” stated Eric Keller, CEO of Movaris. “As part of Trintech, we shall have the complementary applications as well as the resources to be a leading provider of financial governance solutions.”

The transaction is expected to close later in February, subject to customary closing conditions.

Further information on the strategic and financial aspects on this acquisition will be given on Trintech’s fourth quarter and full fiscal year earnings call, scheduled for 3.30 PM GMT on February 27, 2008.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/s/ Joseph Seery
Joseph Seery
VP Finance, Group

Dated: February 12, 2008